EXHIBIT 99.1

Bezeq The Israel Telecommunications Corporation Ltd.

(“Bezeq”)

To:

Israel Securities Authority

Tel Aviv Stock Exchange Ltd.

Immediate Report - Petition to the High Court to Cancel the Structural Separation

Tel Aviv, Israel – February 14, 2019 – Bezeq The Israel Telecommunication Corp., Ltd. (TASE: BEZQ), announced today that further to the Company's Immediate Report dated November 8, 2018 concerning the structural separation imposed on the Company, an Immediate Report is hereby provided that on February 13, 2019 the Company's board of directors approved the filing of a petition to the High Court of Justice against the Ministry of Communications for immediate cancellation of the structural separation within the Bezeq Group; this is pursuant to the Ministry not responding to requests by the Company on the matter, even though in the Company’s opinion all the conditions justifying and obliging cancellation of the structural separation have been met in accordance with the policy document of May 2, 2012 on the subject of "expanding competition in the fixed line communications field - wholesale market", which was published by the Ministry of Communications.

The petition will be filed today.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.